[redacted]

SE(06006559 IISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2006 WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2005 (MM/DD/YY) AND ENDING 03/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UINTA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 E. Harvard Avenue
(No. and Street)

Higley, Arizona 85326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell Thornock (480) 325-6071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, PLC
(Name – *if individual, state last, first, middle name*)

3101 N Central Ave., Suite 800 Phoenix, Arizona 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 7/7/06

OATH OR AFFIRMATION

I, Russell Thornock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uinta Investments, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Cathy A. Thornock

Notary Public

CATHY A. THORNOCK
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
APRIL 9, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UINTA INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SCHEDULES

MARCH 31, 2006

UINTA INVESTMENTS, INC.

CONTENTS

W&D

WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT

Board of Directors
Uinta Investments, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of ***Uinta Investments, Inc.***, an Arizona corporation, as of March 31, 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of ***Uinta Investments, Inc.***, an Arizona corporation, as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wooden + Dwyer P.LC.

May 9, 2006

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF FINANCIAL CONDITION
March 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 76,601
Prepaid expenses	4,985
Total current assets	$ 81,586

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCRUED LIABILITIES	$ 4,000
SHAREHOLDER'S EQUITY	
Common stock, $1 par value, 50,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	67,586
	77,586
	$ 81,586

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2006

Commission income	$ 2,204,753
Commission expense	1,944,171
Gross profit	260,582
General and administrative expenses	87,797
Income from operations	172,785
Interest income	966
Net income	$ 173,751

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended March 31, 2006

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Shareholder's Equity
Balance, March 31, 2005	10,000	$10,000	$ 16,835	$ 26,835
Net income		-	173,757	173,751
Shareholder distributions	-	-	123,000	123,000
Balance, March 31, 2006	10,000	$10,000	$ 67,586	$ 77,586

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2005

Cash flows from operating activities	
Net income	$ 173,751
Accruals of expected future operating cash receipts and payments	
Decrease (increase) in:	
Prepaid expenses	3,195
Net cash provided by operating activities	176,946
Cash flows from financing activities	
Shareholder distributions	(123,000)
Net cash used by financing activities	(123,000)
Net increase in cash	53,946
Cash at beginning of year	22,655
Cash at end of year	$ 76,601

See Independent Auditors' Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended March 31, 2006

NOTE 1 ACCOUNTING POLICIES

Organization and Revenue Recognition

The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934. The Company earns commissions for introducing investors to various investment projects. Commission revenue is recognized on the date the investment is funded by the investor.

Income Taxes

Effective April 1, 1997, the Company's shareholder elected to have the Company treated as an S corporation for income tax purposes, whereby income taxes are the responsibility of the shareholder. Therefore, no provision for income taxes is required for the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

For the year ended March 31, 2006, approximately 75% of the Company's revenues were from four investment projects.

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended March 31, 2005

NOTE 1 ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

NOTE 2 NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, as defined that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2006, the Company had net capital and a net capital requirement of $72,601 and $5,000, respectively. The Company's net capital ratio was .06 to 1.

NOTE 3 RELATED PARTY ACTIVITIES

The sole shareholder pays for certain operating expenses of the Company such as office rent, telephone, insurance, photocopy and fax expenses, utilities and postage. The amount of such expenses cannot be reasonably determined.

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)

SCHEDULE 1

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Total shareholder's equity from statement of financial condition	$ 77,586
Deductions	
Prepaid expenses	(4,985)
Net capital	72,601
Minimum net capital require	5,000
Excess net capital	$ 67,601
Aggregate indebtedness	$ 4,000
Ratio of aggregate indebtedness to net capital	.06 to 1

**No material differences exist between the un-audited net capital computation as reported on the original FOCUS Part IIA report and the audited computation of net capital as reported within this statement.

See Independent Auditor's Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.
(AN ARIZONA CORPORATION)

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

MARCH 31, 2006

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds for or securities for, or owe money or securities to customers. The Company, therefore, meets the requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

See Independent Auditor's Report and Notes to Financial Statements

UINTA INVESTMENTS, INC.

REPORT ON INTERNAL CONTROL

MARCH 31, 2006

WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Uinta Investments, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of ***Uinta Investments, Inc.*** (the Company) for the year ended March 31, 2006, we considered its internal control, including controls for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practice and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control procedures and their operation that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ***Uinta Investments, Inc.*** for the year ended March 31, 2006 and this report does not affect our report thereon dated May 9, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dwyer, P.L.C.

May 9, 2006